Mail Stop 4561

November 10, 2008

Mr. Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL 60532

> **Re: SXC Health Solutions Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-52073**

Dear Mr. Park:

 We have reviewed your response letter dated October 17, 2008, in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 19, 2008.

Form 10-K for the Fiscal Year ended December 31, 2007

General

1.   We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated September 19, 2008, must be signed by the company's management. Please provide all three acknowledgements in the form previously requested.

Notes to Consolidated Financial Statements

2. Significant accounting policies

(c) Revenue recognition, page 57

2.   Your response to prior comment number 7 indicates that if the monthly minimum payment is substantive the contract revenue is accounted for on a subscription basis. However, we note that your disclosures indicate that you recognize "revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment." Please reconcile these two statements.

3.   We note that your response to prior comment number 7 did not explain how you recognize ASP fees where there is not a substantive minimum monthly royalty payment. Please tell us how you recognize revenue from these fees and refer to the relevant sections of SAB 104 and EITF 00-21 that support your accounting.

4.   To help us better understand the accounting for your ASP arrangements, please provide us with examples of your ASP multiple element arrangements. In your response, provide us with an example of a transaction-based and subscription-based arrangement including those where the substantive minimum monthly payment exceeds the fair value of any undelivered elements and those where the substantive minimum monthly payment does not exceed the fair value of any undelivered elements. For each example please identify the elements included in the arrangement, clearly indicate the revenue recognition policy for each element, explain how you allocate revenue to each accounting unit, and refer to the authoritative literature that supports your accounting.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief